================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               BNC MORTGAGE, INC.
                                (Name of Issuer)

                    COMMON STOCK , PAR VALUE $0.001 PER SHARE
                         (Title of class of securities)

                                    05561Y10
                                 (CUSIP number)

                              KAREN C. MANSON, ESQ.
                                    SECRETARY
                              MORTGAGE INVESTCO LLC
                      3 WORLD FINANCIAL CENTER, 24TH FLOOR
                               NEW YORK, NY 10285
                                 (212) 526-1936
           (Name, address and telephone number of person authorized to receive notices and communications)

                               - with copies to -

                              W. MICHAEL BOND, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                         1615 L. STREET, N.W., SUITE 700
                              WASHINGTON, DC 20036


                                JANUARY 25, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


                         (Continued on following pages)
                              (Page 1 of 18 Pages)

================================================================================



NY2:\868853\05\$m#t05!.DOC\73683.0298

--------------------------------------------------------------------                 -------------------------------------
CUSIP No.  05561Y10                                                       13D                  Page 2 of 18
--------------------------------------------------------------------                 -------------------------------------

-------------- ----------------------------------------------------- -----------------------------------------------------
   1           NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
               BNCM Acquisition Co.
-------------- ---------------------------------------------------------------------------------------------- ------------
   2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (A) [X]
                                                                                                                  (B) [_]
-------------- -----------------------------------------------------------------------------------------------------------
   3           SEC USE ONLY

-------------- ------------------------------- ---------------------------------------------------------------------------
   4           SOURCE OF FUNDS:
               OO, WC
-------------- ---------------------------------------------------------------------------------------------- ------------
   5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
-------------- -------------------------------------------------------------------- --------------------------------------
   6           CITIZENSHIP OR PLACE OF ORGANIZATION:
               Delaware
--------------------- -------- -------------------------------------------------------------------------------------------
   NUMBER OF             7     SOLE VOTING POWER:                                                                0
    SHARES
                      -------- -------------------------------------------------------------------------------------------
 BENEFICIALLY            8     SHARED VOTING POWER:                                                        370,930
   OWNED BY
                      -------- -------------------------------------------------------------------------------------------
     EACH                9     SOLE DISPOSITIVE POWER:                                                           0
   REPORTING
                      -------- -------------------------------------------------------------------------------------------
  PERSON WITH           10     SHARED DISPOSITIVE POWER:                                                   370,930

-------------- -----------------------------------------------------------------------------------------------------------
   11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                    370,930

-------------- ---------------------------------------------------------------------------------------------- ------------
   12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

-------------- ---------------------------------------------------------------------------------------------- ------------
   13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                            7.27%

-------------- -------------------------------------------------------------------- --------------------------------------
   14          TYPE OF REPORTING PERSON:
               CO
-------------- -------------------------------------------------------------------- --------------------------------------



--------------------------------------------------------------------                 -------------------------------------
CUSIP No.  05561Y10                                                       13D                  Page 3 of 18
--------------------------------------------------------------------                 -------------------------------------

----------------- -----------------------------------------------------------------------------------------------------------------
     1            NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                  Mortgage Investco LLC
                  13-4074912

----------------- --------------------------------------------------------------------------------------------- -------------------
     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                           (B) [_]
----------------- -----------------------------------------------------------------------------------------------------------------
     3            SEC USE ONLY

----------------- ------------------------------------- ---------------------------------------------------------------------------
     4            SOURCE OF FUNDS:
                  WC
----------------- --------------------------------------------------------------------------------------------- -------------------
     5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
----------------- -------------------------------------------------------------------------- --------------------------------------
     6            CITIZENSHIP OR PLACE OF ORGANIZATION:
                  Delaware
------------------------------ -------- -------------------------------------------------------------------- ----------------------
       NUMBER OF                  7     SOLE VOTING POWER:                                                   0
         SHARES
                               -------- -------------------------------------------------------------------- ----------------------
      BENEFICIALLY                8     SHARED VOTING POWER:                                                 0
        OWNED BY
                               -------- -------------------------------------------------------------------- ----------------------
          EACH                    9     SOLE DISPOSITIVE POWER:                                              0
       REPORTING
                               -------- -------------------------------------------------------------------- ----------------------
      PERSON WITH                10     SHARED DISPOSITIVE POWER:                                            0

----------------- ------------------------------------------------------------------------------------------ ----------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                   0

----------------- --------------------------------------------------------------------------------------------- -------------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [X]

----------------- --------------------------------------------------------------------------------------------- -------------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0

----------------- -------------------------------------------------------------------------- --------------------------------------
    14            TYPE OF REPORTING PERSON:
                  OO
----------------- -------------------------------------------------------------------------- --------------------------------------




--------------------------------------------------------------------                 -------------------------------------
CUSIP No.  05561Y10                                                       13D                  Page 4 of 18
--------------------------------------------------------------------                 -------------------------------------

----------------- -----------------------------------------------------------------------------------------------------------------
     1            NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                  Kelly W. Monahan

----------------- --------------------------------------------------------------------------------------------------- -------------
     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                           (B) [_]
----------------- -----------------------------------------------------------------------------------------------------------------
     3            SEC USE ONLY

----------------- ------------------------------------- ---------------------------------------------------------------------------
     4            SOURCE OF FUNDS:
                  PF
----------------- --------------------------------------------------------------------------------------------------- -------------
     5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
----------------- ---------------------------------------------------------------------- ------------------------------------------
     6            CITIZENSHIP OR PLACE OF ORGANIZATION:
                  United States
------------------------------ -------- -------------------------------------------------------------------------------------------
       NUMBER OF                  7     SOLE VOTING POWER:                                                             0
         SHARES
                               -------- -------------------------------------------------------------------------------------------
      BENEFICIALLY                8     SHARED VOTING POWER:                                                     222,571
        OWNED BY
                               -------- -------------------------------------------------------------------------------------------
          EACH                    9     SOLE DISPOSITIVE POWER:                                                        0
       REPORTING
                               -------- -------------------------------------------------------------------------------------------
      PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                222,571

----------------- -----------------------------------------------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                       222,571

----------------- --------------------------------------------------------------------------------------------------- -------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [X]

----------------- --------------------------------------------------------------------------------------------------- -------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                 4.40%

----------------- ---------------------------------------------------------------------- ------------------------------------------
    14            TYPE OF REPORTING PERSON:
                  IN
----------------- ---------------------------------------------------------------------- ------------------------------------------



--------------------------------------------------------------------                 -------------------------------------
CUSIP No.  05561Y10                                                       13D                  Page 5 of 18
--------------------------------------------------------------------                 -------------------------------------

----------------- -----------------------------------------------------------------------------------------------------------------
     1            NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                  Peter R. Evans

----------------- --------------------------------------------------------------------------------------------------- -------------
     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                           (B) [_]
----------------- -----------------------------------------------------------------------------------------------------------------
     3            SEC USE ONLY

----------------- ------------------------------------- ---------------------------------------------------------------------------
     4            SOURCE OF FUNDS:
                  PF
----------------- --------------------------------------------------------------------------------------------------- -------------
     5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
----------------- ----------------------------------------------------------------------- -----------------------------------------
     6            CITIZENSHIP OR PLACE OF ORGANIZATION:
                  United States
------------------------------ -------- -------------------------------------------------------------------------------------------
       NUMBER OF                  7     SOLE VOTING POWER:                                                             0
         SHARES
                               -------- -------------------------------------------------------------------------------------------
      BENEFICIALLY                8     SHARED VOTING POWER:                                                      16,000
        OWNED BY
                               -------- -------------------------------------------------------------------------------------------
          EACH                    9     SOLE DISPOSITIVE POWER:                                                        0
       REPORTING
                               -------- -------------------------------------------------------------------------------------------
      PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                 16,000

----------------- -----------------------------------------------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                        16,000

----------------- --------------------------------------------------------------------------------------------------- -------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [X]

----------------- --------------------------------------------------------------------------------------------------- -------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                 0.32%

----------------- ----------------------------------------------------------------------- -----------------------------------------
    14            TYPE OF REPORTING PERSON:
                  IN
----------------- ----------------------------------------------------------------------- -----------------------------------------


--------------------------------------------------------------------                 -------------------------------------
CUSIP No.  05561Y10                                                       13D                  Page 6 of 18
--------------------------------------------------------------------                 -------------------------------------

----------------- -----------------------------------------------------------------------------------------------------------------
     1            NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                  Al Lapena

----------------- ----------------------------------------------------------------------------------------------- -----------------
     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                           (B) [_]
----------------- -----------------------------------------------------------------------------------------------------------------
     3            SEC USE ONLY

----------------- ------------------------------------- ---------------------------------------------------------------------------
     4            SOURCE OF FUNDS:
                  PF
----------------- ----------------------------------------------------------------------------------------------- -----------------
     5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
----------------- ---------------------------------------------------------------------------- ------------------------------------
     6            CITIZENSHIP OR PLACE OF ORGANIZATION:
                  United States
------------------------------ -------- -------------------------------------------------------------------------------------------
       NUMBER OF                  7     SOLE VOTING POWER:                                                             0
         SHARES
                               -------- -------------------------------------------------------------------------------------------
      BENEFICIALLY                8     SHARED VOTING POWER:                                                      34,552
        OWNED BY
                               -------- -------------------------------------------------------------------------------------------
          EACH                    9     SOLE DISPOSITIVE POWER:                                                        0
       REPORTING
                               -------- -------------------------------------------------------------------------------------------
      PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                 34,552

----------------- -----------------------------------------------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                        34,552

----------------- ----------------------------------------------------------------------------------------------- -----------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [X]

----------------- ----------------------------------------------------------------------------------------------- -----------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                             0.68%

----------------- ---------------------------------------------------------------------------- ------------------------------------
    14            TYPE OF REPORTING PERSON:
                  IN
----------------- ---------------------------------------------------------------------------- ------------------------------------



--------------------------------------------------------------------                 -------------------------------------
CUSIP No.  05561Y10                                                       13D                  Page 7 of 18
--------------------------------------------------------------------                 -------------------------------------

----------------- -----------------------------------------------------------------------------------------------------------------
     1            NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                  Gary Vander-Haeghen

----------------- ------------------------------------------------------------------------------------------------- ---------------
     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                           (B) [_]
----------------- -----------------------------------------------------------------------------------------------------------------
     3            SEC USE ONLY

----------------- ------------------------------------- ---------------------------------------------------------------------------
     4            SOURCE OF FUNDS:
                  PF
----------------- ------------------------------------------------------------------------------------------------- ---------------
     5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
----------------- ------------------------------------------------------------------------------------- ---------------------------
     6            CITIZENSHIP OR PLACE OF ORGANIZATION:
                  United States
------------------------------ -------- -------------------------------------------------------------------------------------------
       NUMBER OF                  7     SOLE VOTING POWER:                                                             0
         SHARES
                               -------- -------------------------------------------------------------------------------------------
      BENEFICIALLY                8     SHARED VOTING POWER:                                                      48,569
        OWNED BY
                               -------- -------------------------------------------------------------------------------------------
          EACH                    9     SOLE DISPOSITIVE POWER:                                                        0
       REPORTING
                               -------- -------------------------------------------------------------------------------------------
      PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                 48,569

----------------- -----------------------------------------------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                        48,569

----------------- ------------------------------------------------------------------------------------------------- ---------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [X]

----------------- ------------------------------------------------------------------------------------------------- ---------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               0.96%

----------------- ------------------------------------------------------------------------------------- ---------------------------
    14            TYPE OF REPORTING PERSON:
                  IN
----------------- ------------------------------------------------------------------------------------- ---------------------------


--------------------------------------------------------------------                 -------------------------------------
CUSIP No.  05561Y10                                                       13D                  Page 8 of 18
--------------------------------------------------------------------                 -------------------------------------

----------------- -----------------------------------------------------------------------------------------------------------------
     1            NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                  Marles M. Crow

----------------- ------------------------------------------------------------------------------------------------- ---------------
     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                           (B) [_]
----------------- -----------------------------------------------------------------------------------------------------------------
     3            SEC USE ONLY

----------------- ------------------------------------- ---------------------------------------------------------------------------
     4            SOURCE OF FUNDS:
                  PF
----------------- ------------------------------------------------------------------------------------------------- ---------------
     5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
----------------- ----------------------------------------------------------------------------------- -----------------------------
     6            CITIZENSHIP OR PLACE OF ORGANIZATION:
                  United States
------------------------------ -------- -------------------------------------------------------------------------------------------
       NUMBER OF                  7     SOLE VOTING POWER:                                                             0
         SHARES
                               -------- -------------------------------------------------------------------------------------------
      BENEFICIALLY                8     SHARED VOTING POWER:                                                      24,619
        OWNED BY
                               -------- -------------------------------------------------------------------------------------------
          EACH                    9     SOLE DISPOSITIVE POWER:                                                        0
       REPORTING
                               -------- -------------------------------------------------------------------------------------------
      PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                 24,619

----------------- -----------------------------------------------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                        24,619

----------------- ------------------------------------------------------------------------------------------------- ---------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [X]

----------------- ------------------------------------------------------------------------------------------------- ---------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               0.49%

----------------- ----------------------------------------------------------------------------------- -----------------------------
    14            TYPE OF REPORTING PERSON:
                  IN
----------------- ----------------------------------------------------------------------------------- -----------------------------



--------------------------------------------------------------------                 -------------------------------------
CUSIP No.  05561Y10                                                       13D                  Page 9 of 18
--------------------------------------------------------------------                 -------------------------------------

----------------- -----------------------------------------------------------------------------------------------------------------
     1            NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                  Jamie Langford

----------------- ------------------------------------------------------------------------------------------------- ---------------
     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                           (B) [_]
----------------- -----------------------------------------------------------------------------------------------------------------
     3            SEC USE ONLY

----------------- ------------------------------------- ---------------------------------------------------------------------------
     4            SOURCE OF FUNDS:
                  PF
----------------- ------------------------------------------------------------------------------------------------- ---------------
     5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
----------------- ------------------------------------------------------------------------------- ---------------------------------
     6            CITIZENSHIP OR PLACE OF ORGANIZATION:
                  United States
------------------------------ -------- -------------------------------------------------------------------------------------------
       NUMBER OF                  7     SOLE VOTING POWER:                                                             0
         SHARES
                               -------- -------------------------------------------------------------------------------------------
      BENEFICIALLY                8     SHARED VOTING POWER:                                                      24,619
        OWNED BY
                               -------- -------------------------------------------------------------------------------------------
          EACH                    9     SOLE DISPOSITIVE POWER:                                                        0
       REPORTING
                               -------- -------------------------------------------------------------------------------------------
      PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                 24,619

----------------- -----------------------------------------------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                        24,619

----------------- ------------------------------------------------------------------------------------------------- ---------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [X]

----------------- ------------------------------------------------------------------------------------------------- ---------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               0.49%

----------------- ------------------------------------------------------------------------------- ---------------------------------
    14            TYPE OF REPORTING PERSON:
                  IN
----------------- ------------------------------------------------------------------------------- ---------------------------------


ITEM 1.  SECURITY AND ISSUER.

                     This statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock") of BNC Mortgage, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1063 McGaw Avenue, Irvine, California 92614-5532.

ITEM 2.  IDENTITY AND BACKGROUND.

                     This statement is filed jointly by BNCM Acquisition Co. ("Acquisition Co."), Mortgage Investco LLC ("MI LLC"), Kelly W. Monahan, Peter
R. Evans, Al Lapena, Gary Vander-Haeghen, Marles Crow, and Jamie Langford (such individuals, collectively, the "Management Group Investors" and together with Acquisition Co., and MI LLC, the "Reporting Parties").

                     Acquisition Co. is a Delaware corporation with no business operations. It was organized for the sole purpose of effecting a merger with and into the Company, with the Company as the surviving corporation of such merger. Acquisition Co.'s principal offices are located at c/o BNC Mortgage, Inc., 1063 McGaw Avenue, Irvine, California 92614-5532.

                     MI LLC is a Delaware limited liability company and is currently the sole stockholder of Acquisition Co. MI LLC is a holding company for mortgage-related investments and its principal offices are located at 3 World Financial Center, 200 Vesey Street, New York, New York 10285. The sole member of MI LLC is Lehman Brothers Holdings Inc., a Delaware corporation (the "Control Person"). The Control Person through its domestic and foreign subsidiaries is a full-line securities firm and its principal offices are located at 3 World Financial Center, 200 Vesey Street, New York, New York 10285.

                     The names, business address, citizenship and present principal occupation or employment of the senior executive officers and directors of Acquisition Co., MI LLC and the Control Person are set forth in Appendix A hereto.

                     Kelly W. Monahan is a United States citizen whose principal occupation is acting as the Company's President. Mr. Monahan also serves as a director of the Company. His business address is BNC Mortgage, Inc., 1063 McGaw Avenue, Irvine, California 92614-5532.

                     Peter R. Evans is a United States citizen whose principal occupation is acting as the Company's Chief Financial Officer. His business address is BNC Mortgage, Inc., 1063 McGaw Avenue, Irvine, California 92614-5532.

                     Al Lapena is a United States citizen whose principal occupation is acting as the Company's Vice President of Operations. His business address is BNC Mortgage, Inc., 1063 McGaw Avenue, Irvine, California 92614-5532.

                     Gary Vander-Haeghen is a United States citizen whose principal occupation is acting as the Company's Vice President of Sales. His business address is BNC Mortgage, Inc., 1063 McGaw Avenue, Irvine, California 92614-5532.

                     Marles M. Crow is a United States citizen whose principal occupation is acting as the Company's Director of Human Resources. Her business address is BNC Mortgage, Inc., 1063 McGaw Avenue, Irvine, California 92614-5532.

                     Jamie Langford is a United States citizen whose principal occupation is acting as the Company's Vice President of Funding. Her business address is BNC Mortgage, Inc., 1063 McGaw Avenue, Irvine, California 92614-5532.

                     During the last five years, none of the Reporting Persons, and to their knowledge, none of the persons listed in Appendix A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                     The aggregate purchase price for the proposed acquisition of the Company will be funded with a combination of debt and equity financing. It is currently anticipated that the debt financing will consist of a $25,500,000 acquisition loan and a $14,000,000 term loan, each to be provided by Lehman Commercial Paper Inc. (an affiliate of MI LLC)("LCPI") upon satisfaction (or waiver by MI LLC if appropriate and with LCPI's consent) of the conditions to the Merger contained in the definitive merger agreement entered into by the Company and Acquisition Co. The term debt will include detachable ten year maturity warrants which will be exercisable by MI LLC after two years (in whole or in part for $0.01 per share) into the number of Acquisition Co. common shares sufficient to produce for MI LLC a 50% ownership of the aggregate post conversion common shares of the surviving corporation of the merger (the "Surviving Corporation") on a fully diluted basis.

                     MI LLC has also committed to purchase Non-Voting 8% Cumulative Convertible Preferred Stock of Acquisition Co., subject to the execution of mutually acceptable documentation and the conditions set forth in the Proposal Letter referred to in Item 4 below. MI LLC's preferred stock will be convertible at any time after two years (in whole or in part) into 25% of the fully diluted common stock of the Surviving Corporation. In addition, the Management Group Investors have committed to contribute to Acquisition Co. shares of Common Stock representing an aggregate value of $2,500,000 in exchange for shares of common stock of Acquisition Co. Further, it is a condition to Acquisition Co.'s proposal to acquire the Company that Mr. Evan Buckley, the Company's current Chief Executive Officer and Chairman, commit to contribute to Acquisition Co. shares of Common Stock representing an aggregate value of $2,500,000 in exchange for shares of Non-Voting, 8% Cumulative Preferred Stock of Acquisition Co. which are redeemable over a three year period. The arrangements with Mr. Buckley are further described in Item 6 below.

ITEM 4.  PURPOSE OF TRANSACTION.

                     Pursuant to a letter delivered to the Special Committee of the Board of Directors of the Company on January 25, 2000 (the "Proposal Letter"), Acquisition Co. proposed to acquire all of the capital stock of the Company at a price per share of Common Stock of $9.50 in cash (the "Cash Price"). This price, represented a premium in excess of 52% over the average closing price of the Common Stock over the thirty days immediately prior to the Proposal Letter. As contemplated in the Proposal Letter, the acquisition of the Company would take the form of a merger (the "Merger") pursuant to which Acquisition Co. would be merged with and into the Company, with the Company as the Surviving Corporation. Pursuant to the Merger, holders of Common Stock would receive, in exchange for their stock, an amount of cash per share equal to the Cash Price (the transactions set forth in this paragraph collectively, the "Proposed Transactions").

                     On February 3, 2000, the Company and Acquisition Co. executed an Agreement and Plan of Merger (the "Merger Agreement") providing for the Merger. The Merger Agreement contains customary "no-shop," "break up fee" and expense reimbursement provisions. The consummation of the Merger is subject to the approval of the Merger by holders of a majority of the Company's Common Stock and to other customary closing conditions. A copy of the Merger Agreement is attached hereto as Exhibit 1.

                     The Merger Agreement provides that at the effective time of the Merger (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock held by the Company and its wholly-owned subsidiaries as treasury stock, shares of Common Stock held by Acquisition Co. and any dissenting shares to the extent provided in the Merger Agreement) will be converted into the right to receive $10.00 in cash, without interest (the "Merger Consideration") and will no longer be outstanding. Shares of Common Stock held in the treasury of the Company or by any wholly-owned subsidiary of the Company or owned by Acquisition Co. will automatically be canceled, retired and cease to exist without any conversion thereof and no payment will be made with respect thereto. Each share of common stock and each share of preferred stock of Acquisition Co. outstanding immediately prior to the Effective Time will be converted into and become one share of common stock and one share of preferred stock (with the same rights, limitations and preferences), respectively, of the Surviving Corporation and such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation. It is expected that the Board of Directors of the Surviving Corporation will consist of 4 directors, 2 of whom will be nominees of MI LLC and two of whom will be nominees of the Management Group Investors. The Reporting Parties intend to cause the Surviving Corporation to delist the Common Stock from the Nasdaq National Market and to terminate the Common Stock's registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 upon consummation of the Merger.

                    Prior to the consummation of the Merger, the Reporting Parties may acquire additional shares of Common Stock, in the open market or otherwise, subject to any applicable limitations of the Securities Act of 1933 and the Securities Exchange Act of 1934.

                     Except as disclosed in Item 3 and this Item 4, none of the Reporting Parties has any other current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                     Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Party and by the Control Person as of February 2, 2000.

                                Number of Shares          Number of Shares
                               Beneficially Owned      Beneficially Owned with
                              with Sole Voting and        Shared Voting and         Aggregate Number of       Percentage of Class
                 Name         Dispositive Power (1)       Dispositive Power      Shares Beneficially Owned   Beneficially Owned (2)
                 ----         ---------------------       -----------------      -------------------------   ----------------------
BNCM Acquisition Co.(3)                       0                  370,930                    370,930                 7.27%

Mortgage Investco LLC                         0                        0                          0                 0

Kelly W. Monahan (4)                          0                  222,571                    222,571                 4.40%

Peter R. Evans (4)                            0                   16,000                     16,000                 0.32%

Al Lapena (4)                                 0                   34,522                     34,522                 0.68%



                                       13

Gary Vander-Haeghen (4)                       0                   48,569                     48,569                 0.96%

Marles M. Crow (4)                            0                   24,619                     24,619                 0.49%

Jamie Langford (4)                            0                   24,619                     24,619                 0.49%

Control Person                                0                        0                          0                 0


--------------------

                     (1) Pursuant to Rule 13d-3 under the Securities Exchange Act, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power" (which includes the power to vote or to direct the voting of such security) or "investment power" (which includes the power to dispose or to direct the disposition of such security). A person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership (such as by exercise of options or pursuant to a conversion feature of a security) on or within 60 days after the date hereof. In addition, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial interest.

                     (2) The percentage of Common Stock indicated in this table are based on the 5,042,350 shares of Common Stock outstanding as of November 8, 1999, as disclosed in the Company's most recent Form 10-Q filed with the Securities and Exchange Commission with respect to the quarter ended September 30, 1999. Any Common Stock not outstanding which is subject to options or conversion privileges which the beneficial owner had the right to exercise on or within 60 days after the date hereof is deemed outstanding for purposes of computing the percentage of Common Stock owned by such beneficial owner but is not deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other beneficial owner.

                     (3) Acquisition Co.'s beneficial ownership is derived solely from the Management Letter Agreement, the Stock Purchase Agreement with the Management Group Investors, and the Voting Agreements between Acquisition Co. and each of the Management Group Investors, each of which is described in
Item 6.

                     (4) Voting and Dispositive Power is shared between the Reporting Party and Acquisition Co. pursuant to the Voting Agreement with Acquisition Co. described in Item 6.

                     By virtue of their status as a "group" for purposes of Rule 13d-5, each of the Reporting Parties may be deemed to have shared voting and dispositive power over the shares owned by the other Reporting Parties. However, the filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Parties other than Acquisition Co. is, for the purposes of
Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities held by any other Reporting Person.

                     None of the Reporting Parties nor to the knowledge of the Reporting Parties, any of the persons listed in Appendix A hereto, has effected any transactions in the Common Stock during the 60 day period ending on February

2, 2000. Except as set forth above, no person other than the Reporting Parties has the right to received or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Parties as described above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                     Management Letter Agreement. The Management Group Investors and MI LLC have entered into a letter agreement (the "Management Letter Agreement"), which is attached hereto as Exhibit 2, pursuant to which MI LLC and each of the Management Group Investors agreed that, subject to the execution of mutually acceptable documentation and satisfaction of the conditions referred to in the Term Sheet attached thereto and in the Proposal Letter, they were prepared to proceed as equity partners in connection with the proposed acquisition of the Company. Each Management Group Investor further agreed that he would contribute shares of Common Stock in exchange for shares of common stock of Acquisition Co. and would not sell, convey, transfer or otherwise dispose of any Common Stock or options to purchase Common Stock currently held by him without the prior consent of MI LLC until the earliest to occur of (a) the date MI LLC notifies him that it has determined not to proceed with the proposed acquisition of the Company; or (b) if a definitive agreement has not been executed by the Company, February 29, 2000; or (c) the date of termination of such definitive agreement (such period, the "Stand-Off Period"). Each Management Group Investor further agreed that during the Stand Off Period he would work exclusively with MI LLC with respect to the proposed acquisition of the Company and that unless and until MI LLC notifies him that it has determined not to proceed with the proposed acquisition of the Company, neither such Management Group Investor nor his advisors or representatives would (i) solicit or encourage any third party with respect to any such acquisition, (ii ) enter into any discussions or negotiations related to such acquisition, or (iii) provide any information to any third party with respect to an acquisition except with respect to clauses (ii) and (iii), to the extent that such Management Group Investor is directed by the Board of Directors of the Company to do so, in order to permit the Board to comply with its fiduciary duties under applicable law as advised by counsel.

                     Voting Agreement with Management Group Investors. As a condition to entering into the Merger Agreement, Acquisition Co. required that each of the Management Group Investors enter into a Voting Agreement with Acquisition Co., strictly in his or her capacity as a beneficial owner of Common Stock and not in his or her capacity as a director or officer of the Company. Pursuant to such Voting Agreement, each Management Group Investor has agreed to vote or cause to be voted all shares of Common Stock held of record or beneficially owned by him or her (whether currently owned or thereafter acquired) in favor of the Merger and the adoption of the Merger Agreement and any actions required in furtherance of the Merger. The form of Voting Agreement is attached hereto as Exhibit 3.

                     Stock Purchase Agreement with Management Group Investors. As a condition to entering into the Merger Agreement, Acquisition Co. required that each of the Management Group Investors enter into a Stock Purchase Agreement (attached hereto as Exhibit 3) pursuant to which they have agreed to contribute shares of Common Stock representing an aggregate value of $2,500,000 in exchange for shares of common stock of Acquisition Co.

                     Agreements with Evan Buckley. While the Reporting Parties did not have an agreement with Mr. Evan Buckley, the Company's current Chairman and Chief Executive Officer, in respect of the proposed acquisition of the Company, due to the significant shareholding position of Mr. Buckley and his contributions to the Company's business, Acquisition Co. required as a condition to its proposed acquisition of the Company that Mr. Buckley enter into (a) a voting agreement, (b) a stock purchase agreement and (c) a consulting agreement. Pursuant to the Buckley Voting Agreement (attached hereto as Exhibit 4), Mr. Buckley, strictly in his capacity as a beneficial owner of Common Stock and not in his capacity as a director or officer of the Company, has agreed to vote or cause to be voted all shares of Common Stock held of record or beneficially howned by him (whether currently owned or thereafter acquired) in favor of the Merger and the adoption of the Merger Agreement and any actions required in furtherance of the Merger. The Company's 1999 Proxy Statement discloses that as of October 15, 1999, Mr. Buckley beneficially owned 1,549,717 shares of Common Stock representing 30.7% of the Company's Common Stock. Pursuant to the Buckley Stock Purchase Agreement, (attached hereto as Exhibit 5) Mr. Buckley has committed to contribute to Acquisition Co. shares of Common Stock representing an aggregate value of $2,500,000 in exchange for shares of Non-Voting, 8% Cumulative Preferred Stock of Acquisition Co. which are redeemable over a three year period. Pursuant to the Consulting Agreement, Mr. Buckley has agreed to render consulting services to the surviving corporation during a period of up to one year following the Merger, which will include advising, directing, and/or assisting with, or partially or completely handling, transition and other matters within his special expertise in the sub-prime lending and mortgage origination businesses as directed by the Surviving Corporation.

                     The Reporting Parties disclaim beneficial ownership of Mr. Buckley's Common Stock and disclaim that Mr. Buckley is a member of their group for purposes of Rule 13d-5.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         1. Agreement and Plan of Merger between BNC Mortgage Inc. and BNCM Acquisition Co., dated as of February 3, 2000.

         2.       Letter Agreement among MI LLC and the Management Group
                  Investors.

         3.       Form of Voting Agreement with Management Group Investors.

         4. Stock Purchase Agreement among MI LLC, the Management Group Investors and BNCM Acquisition Co.

         5. Buckley Stock Purchase Agreement between Evan Buckley and BNCM Acquisition Co.

         6.       Stock Purchase Agreement among Evan Buckley and BNCM
                  Acquisition Co.

                                    SIGNATURE

                     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2000

                                         BNCM ACQUISITION CO.

                                         By: /s/ Karen Manson
                                             --------------------------------
                                             Name: Karen Manson
                                             Title: Secretary and
                                                    Senior Vice President



                                         MORTGAGE INVESTCO LLC

                                         By: /s/ Eileen Bannon
                                             --------------------------------
                                             Name: Eileen Bannon
                                             Title: Assistant Secretary


                                         /s/ Kelly W. Monahan
                                         ------------------------------------
                                         Kelly W. Monahan



                                         /s/ Peter R. Evans
                                         ------------------------------------
                                         Peter R. Evans


                                         /s/ Al Lapena
                                         ------------------------------------
                                         Al Lapena


                                         /s/ Gary Vander-Haeghen
                                         ------------------------------------
                                         Gary Vander-Haeghen


                                         /s/ Marles M. Crow
                                         ------------------------------------
                                         Marles M. Crow


                                         /s/ Jamie Langford
                                         ------------------------------------
                                         Jamie Langford

                                                                    Appendix A



BNCM ACQUISITION CO.
BOARD OF DIRECTORS

NAME/TITLE                                BUSINESS ADDRESS
----------                                ----------------

KURT LOCHER                               Managing Director
                                          Lehman Brothers Inc.
                                          3 World Financial Center
                                          New York, NY 10285


BNCM ACQUISITION CO.
EXECUTIVE OFFICERS

NAME/TITLE                                BUSINESS ADDRESS
----------                                ----------------

KURT LOCHER                               Managing Director
President                                 Lehman Brothers Inc.
                                          3 World Financial Center
                                          New York, NY 10285

MIKE MCCULLY
Treasurer and Senior Vice President       Senior Vice President
                                          Lehman Brothers Inc.
                                          3 World Financial Center
                                          New York, NY 10285

KAREN MANSON
Secretary and Senior Vice President       Senior Vice President
                                          Lehman Brothers Inc.
                                          3 World Financial Center
                                          New York, NY 10285

MORTGAGE INVESTCO LLC
BOARD OF MANAGERS

NAME/TITLE                                BUSINESS ADDRESS
----------                                ----------------

KURT LOCHER                               Managing Director
                                          Lehman Brothers Inc.
                                          3 World Financial Center
                                          New York, NY 10285

THEODORE P. JANULIS                       Managing Director
                                          Lehman Brothers Inc.
                                          3 World Financial Center

MORTGAGE INVESTCO LLC
EXECUTIVE OFFICERS

NAME/TITLE                                BUSINESS ADDRESS
----------                                ----------------

MARTIN P. HARDING                         Managing Director
Managing Director                         Lehman Brothers Inc.
                                          3 World Financial Center
                                          New York, NY 10285

THEODORE P. JANULIS                       Managing Director
Managing Director                         Lehman Brothers Inc.
                                          3 World Financial Center
                                          New York, NY 10285

WILLIAM E. LIGHTEN                        Managing Director
Managing Director                         Lehman Brothers Inc.
                                          3 World Financial Center
                                          New York, NY 10285

KURT LOCHER                               Managing Director
Managing Director                         Lehman Brothers Inc.
                                          3 World Financial Center
                                          New York, NY 10285


LEHMAN BROTHERS HOLDINGS INC.
BOARD OF DIRECTORS

NAME / TITLE                              BUSINESS ADDRESS
------------                              ----------------

MICHAEL L. AINSLIE                        Lehman Brothers
Private Investor and former President     3 World Financial Center
and Chief Executive Officer of            New York, NY 10285
Sotheby's Holdings

JOHN F. AKERS                             Lehman Brothers
Retired Chairman of International         3 World Financial Center
Business Machines Corporation             New York, NY 10285

ROGER S. BERLIND                          Lehman Brothers
Theatrical Producer                       3 World Financial Center
                                          New York, NY 10285

THOMAS H. CRUIKSHANK                      Lehman Brothers
Retired Chairman and Chief Executive      3 World Financial Center
Officer of Halliburton Company            New York, NY 10285

RICHARD S. FULD, JR.                      Lehman Brothers
Chairman and Chief Executive Officer      3 World Financial Center
of Lehman Brothers Holdings Inc.          New York, NY 10285

HENRY KAUFMAN                             Lehman Brothers
President of Henry Kaufman & Company,     3 World Financial Center
Inc.                                      New York, NY 10285

HIDEICHIRO KOBAYASHI*                     Lehman Brothers
General Manager for the Americas          3 World Financial Center
Nippon Life Insurance Co.                 New York, NY 10285

JOHN D. MACOMBER                          Lehman Brothers
Principal of JDM Investment Group         3 World Financial Center
                                          New York, NY 10285

DINA MERRILL                              Lehman Brothers
Actress and Director and Vice             3 World Financial Center
Chairman of RKO Pictures, Inc.            New York, NY 10285


LEHMAN BROTHERS HOLDINGS INC.
EXECUTIVE OFFICERS

RICHARD S. FULD, JR.                      Lehman Brothers
Chairman and Chief Executive Officer      3 World Financial Center
                                          New York, NY 10285

JOHN L. CECIL                             Lehman Brothers
Chief Financial and                       3 World Financial Center
Administrative Officer                    New York, NY 10285

JOSEPH M. GREGORY                         Lehman Brothers
Head of Global Equities                   3 World Financial Center
                                          New York, NY 10285

BRADLEY H. JACK                           Lehman Brothers
Co-Head of Investment Banking             3 World Financial Center
                                          New York, NY 10285

STEPHEN M. LESSING                        Lehman Brothers
Head of Global Sales and Research         3 World Financial Center
                                          New York, NY 10285

MICHAEL F. MCKEEVER                       Lehman Brothers
Co-Head of Investment Banking             3 World Financial Center
                                          New York, NY 10285

JEFFREY VANDERBEEK                        Lehman Brothers
Head of Fixed Income                      3 World Financial Center
                                          New York, NY 10285






o  All US citizens except where noted with an *

                                 EXHIBIT INDEX



         1. Agreement and Plan of Merger between BNC Mortgage Inc. and BNCM Acquisition Co., dated as of February 3, 2000.

         2.       Letter Agreement among MI LLC and the Management Group
                  Investors.

         3.       Form of Voting Agreement with Management Group Investors.

         4. Stock Purchase Agreement among MI LLC, the Management Group Investors and BNCM Acquisition Co.

         5. Buckley Stock Purchase Agreement between Evan Buckley and BNCM Acquisition Co.

         6.       Stock Purchase Agreement among Evan Buckley and BNCM
                  Acquisition Co.